                                                 File No.  70-


                 SECURITIES AND EXCHANGE COMMISSION

                       Washington, D.C. 20549

                   ------------------------------

                              FORM U-1
                   -------------------------------

                     APPLICATION OR DECLARATION

                              under the

             PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                                * * *

                      AMERICAN ELECTRIC POWER COMPANY, INC.
                     1 Riverside Plaza, Columbus, Ohio 43215
               (Name of company or companies filing this statement
                   and address of principal executive office)

                                * * *


                      AMERICAN ELECTRIC POWER COMPANY, INC.
                     1 Riverside Plaza, Columbus, Ohio 43215
                     (Name of top registered holding company
                     parent of each applicant or declarant)

                                * * *

                 A. A. Pena, Senior Vice President and Treasurer
                   American Electric Power Service Corporation
                     1 Riverside Plaza, Columbus, Ohio 43215

           Susan Tomasky, Executive Vice President and General Counsel
                   American Electric Power Service Corporation
                     1 Riverside Plaza, Columbus, Ohio 43215
                  (Names and addresses of agents for service)

ITEM 1.  DESCRIPTION OF PROPOSED TRANSACTION
     A.  Requested Authorizations

      On January 26, 2000, the Board of Directors of American Electric Power Company, Inc. ("AEP") adopted a new employee incentive compensation plan, the American Electric Power System 2000 Long-Term Incentive Plan (the "2000 Plan", and recommended this proposal to the shareholders for approval. AEP is a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "1935 Act". AEP hereby requests authority from the Securities and Exchange Commission (the "Commission") (1) to solicit proxies with respect to the 2000 Plan from the holders of its outstanding common stock, $6.50 par value per share (the "Common Stock"), for action at the annual meeting of AEP's shareholders scheduled to be held on April 26, 2000; and (2) to distribute securities under the 2000 Plan, including up to 9,500,000 shares of Common Stock.

      B.  Annual Meeting of Shareholders

      Approval of the 2000 Plan will require the affirmative vote of holders of a majority of the shares of Common Stock outstanding on March 7, 2000, the record date for the meeting fixed by the Board of Directors of AEP. The proxy materials to be mailed to AEP's shareholders in connection with the annual meeting will be filed herewith as Exhibits A-2 and A-3.

      C.  2000 Long-Term Incentive Plan

      The 2000 Plan will allow the grant of incentive awards to employees of the American Electric Power System and to nonemployee members of the Board of Directors. The 2000 Plan provides for the grant of stock options, including incentive stock options and nonqualified stock options, as well as stock appreciation rights, restricted stock, performance awards, phantom stock, and dividend equivalents, as described below.

      The purpose of the 2000 Plan is to promote the interests of AEP and its shareholders by strengthening AEP's ability to attract, motivate and retain employees and directors, to align further the interests of AEP's management with the shareholders, and to provide an additional incentive for employees and directors to promote the financial success and growth of AEP. The 2000 Plan is similar in nature to those offered by industry in general and AEP's competitors specifically. The 2000 Plan will also add equity capital to AEP.

      The Human Resources Committee expects to consider approximately 250 employees for participation in the 2000 Plan. The number of persons eligible to participate in the 2000 Plan and the number of grantees may vary from year to year.

      The following is a summary of certain principal features of the 2000 Plan, which is set forth as Exhibit B hereto.

         1.   Reservation of Shares

      AEP has reserved, subject to shareholder and SEC approval of the 2000 Plan, 9,500,000 shares of Common Stock for issuance under the 2000 Plan. The shares to be delivered under the 2000 Plan will be made available from authorized but unissued shares and/or shares reacquired by AEP. In the event of certain corporate reorganizations, recapitalizations, or other specified corporate transactions affecting AEP or the Common Stock such as the proposed the merger of AEP with Central and South West Corporation, proportionate adjustments may be made to the number of shares available for grant under the 2000 Plan, the applicable maximum share limitations under the 2000 Plan, and the number of shares and prices under outstanding awards at the time of the event.

      AEP intends to file a registration statement with the Commission under the Securities Act of 1933, as amended, (the "1933 Act") for the purpose of registering the shares of Common Stock to be distributed on behalf of participants in the 2000 Plan.

         2.   Administration

      The 2000 Plan will be administered by the Human Resources Committee of the Board of Directors (the "Committee"). Subject to the limitations set forth in the 2000 Plan, the Committee has the authority to determine the persons to whom awards are granted, the types of awards to be granted, the time at which awards will be granted, the number of shares, units or other rights subject to each award, the exercise, base or purchase price of an award (if any), the time or times at which the award will become vested, exercisable or payable, and the duration of the award.

          3.  Eligibility

      All employees of AEP and its subsidiaries and all nonemployee members of the Board of Directors are eligible to be granted awards under the 2000 Plan, as selected from time to time by the Committee in its sole discretion.

          4.  Stock Options

      The 2000 Plan authorizes the grant of nonqualified stock options and incentive stock options. Nonqualified stock options may be granted to employees and nonemployee directors. Incentive stock options may only be granted to employees. The exercise price of an option may be determined by the Committee, provided that the exercise price per share of an option may not be less than 100% of the fair market value of a share of Common Stock on the date of grant, unless options are assumed in a transaction that satisfies Section 424 of the Internal Revenue Code. Stock options may be granted for any term specified by the Committee, subject to the provisions of Section 422 of the Internal Revenue Code relating to incentive stock options. The maximum number of shares of Common Stock that may be granted under stock options to any one participant during any three calendar year period shall be limited to 1,000,000 shares.

         5.   Stock Appreciation Rights

      A stock appreciation right may be granted either in tandem with an option or without relationship to an option. A stock appreciation right entitles the holder, upon exercise, to receive a payment based on the difference between the base price of the stock appreciation right and the fair market value of a share of Common Stock on the date of exercise, multiplied by the number of shares as to which such stock appreciation right will have been exercised. The maximum number of shares of Common Stock that may be subject to stock appreciation rights granted to any one participant during any three calendar year period shall be limited to 1,000,000 shares.

          6.  Performance Awards

      Performance awards are payable upon the achievement of performance criteria established by the Committee at the beginning of the performance period. Performance awards are payable in cash, restricted or unrestricted shares of Common Stock, phantom stock or options, or a combination thereof, in the discretion of the Committee. The Committee may grant performance awards that are intended to qualify for exemption under Section 162(m) of the Internal Revenue Code, as well as performance awards that are not intended to so qualify. The maximum amount of compensation that may be payable in any one calendar year to any one participant designated to receive a performance unit award intended to qualify under Section 162(m) is $5,000,000. The maximum number of performance share units that may be earned in any one calendar year by any one participant to qualify under Section 162(m) is 200,000 units.

          7.  Restricted Stock

      An award of restricted stock represents shares of Common Stock that are issued subject to such restrictions on transfer and on incidents of ownership and such forfeiture conditions as the Committee deems appropriate. The Committee may grant awards of restricted stock that are intended to qualify for exemption under Section 162(m) of the Internal Revenue Code, as well as awards that are not intended to so qualify. The maximum number of shares of Common Stock that may be subject to awards of restricted stock intended to qualify under Section 162(m) granted to any one participant during any calendar year shall be limited to 200,000 shares.

          8.  Phantom Stock

      An award of phantom stock gives the participant the right to receive payment at the end of a fixed vesting period based on the value of a share of Common Stock at the time of vesting. Phantom stock awards are payable in cash, restricted or unrestricted shares of Common Stock, options, or a combination thereof, in the discretion of the Committee. The same conditions and limitations applicable to restricted stock awards are also applicable to phantom stock awards to qualify for exemption under Section 162(m).

          9.  Dividend Equivalents

      Dividend equivalent awards entitle the participant to a right to receive cash, shares of Common Stock, or other property equal in value to dividends paid with respect to a specified number of shares of Common Stock.

          10. Term and Amendment

      The 2000 Plan has no fixed expiration date. The Committee will establish expiration and exercise dates on an award-by-award basis. However, for the purpose of awarding incentive stock options, the 2000 Plan will expire 10 years from the date the 2000 Plan is adopted by the Board of Directors. The Board of Directors may amend the 2000 Plan at any time, except that shareholder approval is required for amendments that would either (i) increase the number of shares of Common Stock reserved for issuance under the 2000 Plan or (ii) allow the grant of options at an exercise price below fair market value or the repricing of options without shareholder approval.

      D. Compliance with Rule 54

      Rule 54 provides that in determining whether to approve certain transactions other than those involving an exempt wholesale generator ("EWG") or a foreign utility company ("FUCO"), as defined in the 1935 Act, the Commission will not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO if Rules 53(a), (b) and (c) are satisfied. As set forth below, all applicable conditions of Rule 53(a) are currently satisfied and none of the conditions set forth in Rule 53(b) exist or will exist as a result of the transactions proposed herein, thereby satisfying such provision and making Rule 53(c) inapplicable.

      Rule 53(a)(1). As of September 30, 1999, AEP, through its subsidiary, AEP Resources, Inc., had aggregate investment in FUCOs of $826,228,000. This investment represents approximately 48.3% of $1,711,072,000, the average of the consolidated retained earnings of AEP reported on Forms 10-Q and 10-K for the four consecutive quarters ended September 30, 1999.

      Rule 53(a)(2). Each FUCO in which AEP invests will maintain books and records and make available the books and records required by Rule 53(a)(2).

      Rule 53(a)(3). No more than 2% of the employees of the operating company subsidiaries of AEP will, at any one time, directly or indirectly, render services to any FUCO.

      Rule 53(a)(4). AEP has submitted and will submit a copy of Item 9 and Exhibits G and H of AEP's Form U5S to each of the public service commissions having jurisdiction over the retail rates of AEP's operating company subsidiaries.

      Rule 53(b). (i) Neither AEP nor any subsidiary of AEP is the subject of any pending bankruptcy or similar proceeding; (ii) AEP's average consolidated retained earnings for the four most recent quarterly periods ($1,711,072,000) represented an increase of approximately $56,487,000 (or 3.4%) in the average consolidated retained earnings from the previous four quarterly periods ($1,654,585,000); and (iii) for the fiscal year ended December 31, 1998, AEP did not report operating losses attributable to AEP's direct or indirect investments in EWGs and FUCOs.

      AEP was authorized to invest up to 100% of its consolidated retained earnings in EWGs and FUCOs (HCAR No. 26864, April 27, 1998) (the"100% Order") in File No. 70-9021. In connection with its consideration of AEP's application for the 100% Order, the Commission reviewed AEP's procedures for evaluating EWG or FUCO investments. Based on projected financial ratios and on procedures and conditions established to limit the risks to AEP involved with investments in EWGs and FUCOs, the Commission determined that permitting AEP to invest up to 100% of its consolidated retained earnings in EWGs and FUCOs would not have a substantial adverse impact upon the financial integrity of AEP, nor would it have an adverse impact on any of the operating company subsidiaries or their customers, or on the ability of state commissions to protect the operating company subsidiaries or their customers.

ITEM 2.  FEES, COMMISSIONS AND EXPENSES

      The fees, commissions and expenses to be paid or incurred, directly and indirectly, by AEP in connection with the proposed transaction are estimated to be as follows, except as otherwise indicated:

Cost   of   printing   notice   of      $ 70,000*
mailing   and   proxy   statement,
proxy card, etc.

Transfer  agent fees and expenses,       300,000*
postage  reimbursement of brokers'
expenses, etc.

Estimated  Commission  filing  fee
relating to 1933 Act registration
                                         80,000

TOTAL                                  $450,000

Other expenses for legal, financial, accounting and clerical services will be billed at cost by the American Electric Power Service Corporation. Such expenses are estimated not to exceed $5,000.

      In addition, in the event that AEP considers it desirable to do so, it may employ professional proxy solicitors to assist in the solicitation of proxies and pay their expenses and compensation for such assistance which, it is estimated, will not exceed $30,000.

ITEM 3.  APPLICABLE STATUTORY PROVISIONS

      AEP considers that Sections 6(a), 7, 9(a), 10, 12(c) and 12(e) of the 1935 Act and Rules 23, 42, 54, 62 and 65 of the Commission thereunder may be applicable to the proposed transaction.

ITEM 4.    REGULATORY APPROVALS

      No state or Federal commission, other than the Securities and Exchange Commission, has jurisdiction over the proposed transaction.

ITEM  5.   PROCEDURE

      In order to allow time for printing the proxy materials and approximately 35 days' time for the solicitation of proxies before April 26, 2000, the date fixed for the annual meeting, it is requested, pursuant to Rule 62(d), that the effective date of this Application or Declaration with respect to the solicitation of proxies from the holders of shares of Common Stock be accelerated to not later than March 6, 2000 and that the Commission's notice with respect to this Application or Declaration include an order permitting the solicitation of proxies.

      It is requested, pursuant to Rule 23(c), that the Commission's order granting and permitting to become effective this Application or Declaration be issued on or before April 24, 2000. AEP waives any recommended decision by a hearing officer or by any other responsible officer of the Commission and waives the 10-day waiting period between the issuance of the Commission's order and the date it is to become effective, since it is desired that the Commission's order, when issued, become effective forthwith. AEP consents to the Office of Public Utility Regulation assisting in the preparation of the Commission's decision and/or order in this matter, unless the Office opposes the matter covered by this Application or Declaration.

ITEM 6.  EXHIBITS AND FINANCIAL STATEMENTS

      The following exhibits are filed as part of this statement:
      (a)  Exhibits:

           A-1                 Statements  relating  to proposal to
                               be   included   in  the  2000  Proxy
                               Statement.

           A-2 Notice of 2000 Annual Meeting and Proxy Statement (to be filed by amendment).

           A-3                 Form of  proxy  card (to be filed by
                               amendment).

           B                   American  Electric  Power  System 2000  Long-Term
                               Incentive Plan.

           C AEP Registration Statement on Form S-8 relating to the American Electric Power System 2000 Long-Term Incentive Plan (to be filed by amendment).

           D                  None.

           E                  None.

           F                  Opinion of Counsel.

           G Financial Data Schedule (Incorporated by reference to Exhibit 27 of the Quarterly Report on Form 10-Q for the quarter ended September 30,
                               1999).

           H                   Proposed Form of Notice.

           (b)  Financial statements:

                Financial statements of AEP are not filed herewith because they are not believed to be relevant to the consideration of this Application or Declaration.

ITEM 7.  INFORMATION AS TO ENVIRONMENTAL EFFECTS

      It is believed that the granting and permitting to become effective of this Application or Declaration will not constitute a major Federal action significantly affecting the quality of the human environment. No other Federal agency has prepared or is preparing an environmental impact statement with respect to the proposed transaction.

                              SIGNATURE

      Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                               AMERICAN ELECTRIC POWER COMPANY,INC.


                               By:     /s/ A. A. Pena
                                   A. A. Pena
                                    Treasurer

February 1, 2000



*Represents the total amount of expenses that AEP estimates it will incur in connection with the solicitation of proxies for the 2000 annual meeting, including solicitation of proxies and tabulation of votes with respect to the proposal covered by this Application or Declaration. AEP does not have enough data to make a reasonable estimate of the incremental costs associated with the proposal covered by this Application or Declaration, but believes that such incremental costs would not represent more than approximately 10% of the estimated amounts indicated.

                                                       EXHIBIT A-1

3.  Approval of AEP 2000 Long-Term Incentive Plan

THE BOARD OF DIRECTORS adopted the American Electric Power System 2000 Long-Term Incentive Plan ("2000 Plan") on January 26, 2000, subject to approval by the shareholders at the annual meeting and approval by the Securities and Exchange Commission under the Public Utility Holding Act of 1935.

    The 2000 Plan will allow the grant of incentive awards to employees of the AEP System and to nonemployee members of the Board of Directors. The 2000 Plan provides for the grant of stock options, including incentive stock options and nonqualified stock options, as well as stock appreciation rights, restricted stock, performance awards, phantom stock, and dividend equivalents, as described below.

    The purpose of the 2000 Plan is to promote the interests of AEP and its shareholders by strengthening AEP's ability to attract, motivate and retain employees and directors, to align further the interests of AEP's management with the shareholders, and to provide an additional incentive for employees and directors to promote the financial success and growth of AEP. The 2000 Plan is designed to allow for the grant of certain types of awards that conform to the requirements for tax deductible "performance-based" compensation under Section 162(m) of the Internal Revenue Code, as discussed under Tax Policy in the section of this proxy statement entitled Board Human Resources Committee Report on Executive Compensation. The 2000 Plan is intended to replace AEP's Performance Share Incentive Plan.

    The Human Resources Committee expects to consider approximately 250 employees for participation in the 2000 Plan. The number of persons eligible to participate in the 2000 Plan and the number of grantees may vary from year to year.

    The closing price of AEP's Common Stock on March 1, 2000, was $__.__ per share.

Summary of the 2000 Plan

THE FULL TEXT of the 2000 Plan is set forth in Exhibit A to which reference is made. The following description of certain features of the 2000 Plan is qualified in its entirety by this reference.

    Reservation of Shares. AEP has reserved, subject to shareholder and SEC approval of the 2000 Plan, 9,500,000 shares of Common Stock for issuance under the 2000 Plan. The shares to be delivered under the 2000 Plan will be made available from authorized but unissued shares and/or shares reacquired by AEP. If any shares of Common Stock that are the subject of an award are not issued and cease to be issuable for any reason, such shares will no longer be charged against such maximum share limitation and may again be made subject to awards under the 2000 Plan. In the event of certain corporate reorganizations, recapitalizations, or other specified corporate transactions affecting AEP or the Common Stock such as the proposed merger of AEP with Central and South West Corporation, proportionate adjustments may be made to the number of shares available for grant under the 2000 Plan, the applicable maximum share limitations under the 2000 Plan, and the number of shares and prices under outstanding awards at the time of the event.

    Administration. The 2000 Plan will be administered by the Human Resources Committee of the Board of Directors (the "Committee"). Subject to the limitations set forth in the 2000 Plan, the Committee has the authority to determine the persons to whom awards are granted, the types of awards to be granted, the time at which awards will be granted, the number of shares, units or other rights subject to each award, the exercise, base or purchase price of an award (if any), the time or times at which the award will become vested, exercisable or payable, and the duration of the award. The Committee may provide for the acceleration of the vesting or exercise period of an award at any time prior to its termination or upon the occurrence of specified events. With the consent of the affected participant, the Committee has the authority to cancel and replace awards previously granted with new awards for the same or a different number of shares and for the same or different exercise or base price and may amend the terms of any outstanding award, provided that the Committee shall not have the authority to reduce the exercise or base price of an award by amendment or cancellation and substitution of an existing award without approval of AEP's shareholders. With respect to awards granted under the 2000 Plan to nonemployee members of the Board of Directors, all rights, powers and authorities vested in the Committee under the 2000 Plan shall instead be exercised by the nonemployee members of the Board.

    Eligibility. All employees of AEP and its subsidiaries and all nonemployee members of the Board of Directors are eligible to be granted awards under the 2000 Plan, as selected from time to time by the Committee in its sole discretion.

    Stock Options. The 2000 Plan authorizes the grant of nonqualified stock options and incentive stock options. Nonqualified stock options may be granted to employees and nonemployee directors. Incentive stock options may only be granted to employees. The exercise price of an option may be determined by the Committee, provided that the exercise price per share of an option may not be less than 100% of the fair market value of a share of Common Stock on the date of grant, unless options are assumed in certain transactions identified in the Internal Revenue Code. Stock options may be granted for any term specified by the Committee, subject to the provisions of the Internal Revenue Code relating to incentive stock options. The Committee may accelerate the exercisability of any option at any time. Under the 2000 Plan, the exercise price of an option is payable by the participant in cash or, at the discretion of the Committee, in shares of Common Stock, or by any other method approved of by the Committee. The maximum number of shares of Common Stock that may be granted under stock options to any one participant during any three calendar year period shall be limited to 1,000,000 shares. Nonqualified stock options granted under the 2000 Plan are intended to qualify for exemption under Section 162(m) of the Internal Revenue Code.

    Stock Appreciation Rights. The 2000 Plan authorizes the Committee to grant awards of stock appreciation rights. A stock appreciation right may be granted either in tandem with an option or without relationship to an option. A stock appreciation right entitles the holder, upon exercise, to receive a payment based on the difference between the base price of the stock appreciation right and the fair market value of a share of Common Stock on the date of exercise, multiplied by the number of shares as to which such stock appreciation right will have been exercised. A stock appreciation right granted in tandem with an option will have a base price per share equal to the per share exercise price of the option, will be exercisable only at such time or times as the related option is exercisable and will expire no later than the time when the related option expires. Exercise of the option or the stock appreciation right as to a number of shares results in the cancellation of the same number of shares under the tandem right. A stock appreciation right granted without relationship to an option will be exercisable as determined by the Committee. The base price assigned to a stock appreciation right granted without relationship to an option shall not be less than 100% of the fair market value of a share of Common Stock on the date of grant. The maximum number of shares of Common Stock that may be subject to stock appreciation rights granted to any one participant during any three calendar year period shall be limited to 1,000,000 shares. Stock appreciation rights are payable in cash, restricted or unrestricted shares of Common Stock, or a combination thereof, in the discretion of the Committee. Stock appreciation rights granted under the 2000 Plan are intended to qualify for exemption under Section 162(m) of the Internal Revenue Code.

    Performance Awards. The 2000 Plan authorizes the Committee to grant performance awards, which are units denominated on the date of grant either in shares of Common Stock ("performance shares") or in specified dollar amounts ("performance units"). Performance awards are payable upon the achievement of performance criteria established by the Committee at the beginning of the performance period. At the time of grant, the Committee establishes the number of units, the duration of the performance period or periods, the applicable performance criteria and, in the case of performance units, the target unit value or range of unit values for the performance awards. At the end of the performance period, the Committee determines the payment to be made based on the extent to which the performance goals have been achieved. Performance awards are payable in cash, restricted or unrestricted shares of Common Stock, phantom stock or options, or a combination thereof, in the discretion of the Committee.

    The Committee may grant performance awards that are intended to qualify for exemption under Section 162(m) of the Internal Revenue Code, as well as performance awards that are not intended to so qualify. The performance criteria for a Section 162(m) qualified award, which may relate to AEP, any subsidiary or any business unit, and may be measured on an absolute or relative-to-peer-group basis, shall be limited to the following business measures:

       Financial, such as total shareholder return and earnings per share.

       Operational, such as power generation efficiency, productivity and safety.

       Strategic, such as entering new markets and product line introductions.

The Committee may reduce the number of performance awards earned by any participant for a performance period. The maximum amount of compensation that may be payable in any one calendar year to any one participant designated to receive a performance unit award intended to qualify under Section 162(m) is $5,000,000. The maximum number of performance share units that may be earned in any one calendar year by any one participant to qualify under Section 162(m) is 200,000 units.

    Restricted Stock. The 2000 Plan authorizes the Committee to make awards of restricted stock. An award of restricted stock represents shares of Common Stock that are issued subject to such restrictions on transfer and on incidents of ownership and such forfeiture conditions as the Committee deems appropriate. The restrictions imposed upon an award of restricted stock will lapse in accordance with the vesting requirements specified by the Committee in the award agreement. Such vesting requirements may be based on the continued employment of the participant for a specified time period or on the attainment of specified business goals or performance criteria established by the Committee. The Committee may, in connection with an award of restricted stock, require the payment of a specified purchase price. Subject to the transfer restrictions and forfeiture restrictions relating to the restricted stock award, the participant will otherwise have the rights of a shareholder of AEP, including all voting and dividend rights, during the period of restriction unless the Committee determines otherwise at the time of the grant.

    The Committee may grant awards of restricted stock that are intended to qualify for exemption under Section 162(m) of the Internal Revenue Code, as well as awards that are not intended to so qualify. An award of restricted stock that is intended to qualify for exemption under Section 162(m) shall have its vesting requirements limited to the performance criteria described above under the heading Performance Awards. The maximum number of shares of Common Stock that may be subject to awards of restricted stock intended to qualify under Section 162(m) granted to any one participant during any calendar year shall be limited to 200,000 shares.

    Phantom Stock. The 2000 Plan authorizes the Committee to grant awards of phantom stock. An award of phantom stock gives the participant the right to receive payment at the end of a fixed vesting period based on the value of a share of Common Stock at the time of vesting. Phantom stock units are subject to such restrictions and conditions to payment as the Committee determines are appropriate. An award of phantom stock may be granted, at the discretion of the Committee, together with an award of dividend equivalent rights for the same number of shares covered thereby. Phantom stock awards are payable in cash, restricted or unrestricted shares of Common Stock, options, or a combination thereof, in the discretion of the Committee.

    The same conditions and limitations applicable to restricted stock awards are also applicable to phantom stock awards to qualify for exemption under
Section 162(m).

    Dividend Equivalents. The 2000 Plan authorizes the Committee to grant awards of dividend equivalents. Dividend equivalent awards entitle the participant to a right to receive cash, shares of Common Stock, or other property equal in value to dividends paid with respect to a specified number of shares of Common Stock. Dividend equivalents may be awarded on a free-standing basis or in connection with another award, and may be paid currently or on a deferred basis. The Committee may provide at the date of grant or thereafter that the dividend equivalent award shall be paid or distributed when accrued or shall be deemed to have been reinvested in additional shares of Common Stock, or other investment vehicles as the Committee may specify, provided that dividend equivalent awards (other than free-standing dividend equivalent awards) shall be subject to all conditions and restrictions of the underlying awards to which they relate.

    Change in Control. The Committee may provide for the effect of a "change in control" (as defined in the 2000 Plan) upon an award granted under the 2000 Plan. Such provisions may include:

       The acceleration or extension of time periods for purposes of exercising, vesting in, or realizing gain from an award;

       The waiver or modification of performance or other conditions related to payment or other rights under an award;

       Providing for the cash settlement of an award; or

       Such other modification or adjustment to an award as the Committee deems appropriate.

    Term and Amendment. The 2000 Plan has no fixed expiration date. The Committee will establish expiration and exercise dates on an award-by-award basis. However, for the purpose of awarding incentive stock options, the 2000 Plan will expire 10 years from the date the 2000 Plan is adopted by the Board of Directors. The Board may amend the 2000 Plan at any time, except that shareholder approval is required for amendments that would either (i) increase the number of shares of Common Stock reserved for issuance under the 2000 Plan or (ii) allow the grant of options at an exercise price below fair market value or the repricing of options.

    Federal Income Tax Consequences. The following is a general description of the federal income tax consequences to participants and AEP relating to options and other awards that may be granted under the 2000 Plan based on present tax law. This discussion does not purport to cover all tax consequences relating to options and other awards.

    A participant will not recognize income upon the grant of a nonqualified stock option to purchase shares of Common Stock. Upon exercise of the option, the participant will recognize ordinary compensation income equal to the excess of the fair market value of the shares of Common Stock on the date the option is exercised over the exercise price for such shares. AEP will be entitled to a deduction equal to the amount of ordinary compensation income recognized by the participant. The deduction will be allowed at the same time that the participant recognizes the income.

    A participant will not recognize income upon the grant of an incentive stock option to purchase shares of Common Stock and will not recognize income upon exercise of the option, provided the participant was an employee of the AEP System at all times from the date of grant until three months prior to exercise. Where a participant who has exercised an incentive stock option sells the shares of Common Stock acquired upon exercise more than two years after the grant date and more than one year after exercise, capital gain or loss will be recognized equal to the difference between the sales price and the exercise price. A participant who sells such shares of Common Stock within two years after the grant date or within one year after exercise will recognize ordinary compensation income in an amount equal to the lesser of the difference between
(i) the exercise price and the fair market value of such shares on the date of exercise, or (ii) the exercise price and the sales proceeds. Any remaining gain or loss will be treated as a capital gain or loss. AEP will be entitled to a deduction equal to the amount of ordinary compensation income recognized by the optionee in this case. The deduction will be allowable at the same time that the participant recognizes the income.

    The current federal income tax consequences of other awards authorized under the 2000 Plan are generally in accordance with the following: stock appreciation rights are subject to taxation in substantially the same manner as nonqualified stock options; restricted stock subject to a substantial risk of forfeiture results in income recognition to the excess of the fair market value of the shares of Common Stock over the purchase price (if any) only at the time the restrictions lapse (unless the recipient elects to accelerate recognition as of the date of grant); performance awards, phantom stock and dividend equivalents are generally subject to tax at the time of payment. In each of the foregoing cases, AEP will generally have a corresponding deduction at the same time that the participant recognizes income.

New Plan Benefits

ON JANUARY 25, 2000, under the 2000 Plan the Committee granted performance share units for the performance period beginning January 1, 2000 and ending December 31, 2002 and, for new participants, also granted performance share units for two shorter performance periods. These grants of performance share units are subject to approval of the 2000 Plan by the shareholders and the Securities and Exchange Commission. If the shareholders or SEC do not approve the 2000 Plan, these grants will be made under the predecessor AEP System Performance Share Incentive Plan. Grants of other types of awards to be made under the 2000 Plan will be in the discretion of the Committee and, accordingly, are not determinable.

    The following table shows for each person in the Summary Compensation Table, and the named groups, the specified information with respect to awards granted during 2000 under the 2000 Plan. The dollar value of benefits which will be received by participants for their performance share awards are not determinable in advance and, in fact, could be zero for a performance period.

                        Performance Share Awards in 2000

                                                Performance Period
Name                            Number of Units  Until Maturation
                                                     or Payout
E. L. Draper, Jr.                   19,988           2000-2002
W. J. Lhota                          7,157           2000-2002
D. M. Clements, Jr.                  6,725           2000-2002
J. H. Vipperman                      6,036           2000-2002
All Executive Officers as a         55,457           2000-2002
Group
Non-Executive Officer Employee      71,231           2000-2002
Group                                5,981           2000-2001
                                     2,986             2000

    Vote Required. Approval of this proposal requires the affirmative vote of holders of a majority of the outstanding shares of Common Stock entitled to vote at the meeting.

    Your Board of Directors recommends a vote FOR approval of the AEP System 2000 Long-Term Incentive Plan.

                                                                       EXHIBIT B
                         AMERICAN ELECTRIC POWER SYSTEM
                          2000 LONG-TERM INCENTIVE PLAN

Table of Contents

Section                                                  Page

1. Purpose of the Plan                                     1

2. Definitions                                             1

3. Shares of Common Stock Subject to the Plan              4

4. Administration of the Plan                              5

5. Eligibility and Awards                                  7

6. Stock Options                                           7

7. Stock Appreciation Rights                               8

8. Restricted Stock                                        9

9. Performance Awards                                     11

10. Phantom Stock                                         12

11. Dividend Equivalents                                  13

12. Change in Control                                     13

13. Award Agreements                                      15

14. General Provisions                                    16

15. Effective Date, Termination and Amendment             18

                         AMERICAN ELECTRIC POWER SYSTEM

                          2000 LONG-TERM INCENTIVE PLAN


1.    PURPOSE OF THE PLAN

      The purpose of the American Electric Power System 2000 Long-Term Incentive Plan is to promote the interests of AEP and its shareholders by strengthening AEP's ability to attract, motivate and retain employees and directors of AEP and its Subsidiaries upon whose judgment, initiative and efforts the financial success and growth of the business of AEP largely depend, to align further the interests of AEP's management with the shareholders, and to provide an additional incentive for employees and directors through stock ownership and other rights that promote and recognize the financial success and growth of AEP.

2.    DEFINITIONS

      Wherever the following capitalized terms are used in this Plan they shall have the meanings specified below:

      (a) "AEP" means American Electric Power Company, Inc., a New York corporation, and any successor thereto.

      (b) "AEP-CSW Merger" means the consummation of the transactions contemplated in the Agreement and Plan of Merger by and among American Electric Power, Inc., Augusta Acquisition Corporation and Central and South West Corporation dated as of December 21, 1997, as amended.

      (c)  "Award"  means  an  award  of  an  Option,  Restricted  Stock,  Stock
      Appreciation   Right,   Performance  Award,   Phantom  Stock  or  Dividend
      Equivalent granted under the Plan.

      (d) "Award Agreement" means an agreement entered into between AEP and a Participant setting forth the terms and conditions of an Award granted to a Participant.

      (e) "Board" means the Board of Directors of AEP.

      (f) "Change in Control" shall have the meaning specified in Section 12 hereof.

      (g) "Code" means the Internal Revenue Code of 1986, as amended.

      (h) "Committee" means the Human Resources Committee of the Board, or such other committee or subcommittee of the Board appointed by the Board to administer the Plan from time to time.

      (i) "Common Stock" means the common stock of AEP, $6.50 par value.

      (j) "Date of Grant" means the date on which the Committee makes an Award under the Plan, or such later date as the Committee may specify that the Award becomes effective.

      (k) "Effective  Date" means the Effective Date of this Plan, as defined in
      Section 15.1 hereof.

      (l) "Dividend Equivalent" means an Award under Section 11 hereof entitling the Participant to receive payments with respect to dividends declared on the Common Stock.

      (m) "Eligible Person" means any person who is an Employee or an Independent Director.

      (n) "Employee" means any person who is an employee of AEP or any Subsidiary; provided, however, that with respect to Incentive Stock Options, "Employee" means any person who is considered an employee of AEP or any Subsidiary for purposes of Section 424 of the Code.

      (o) "Fair Market Value" means, as of any applicable date, the closing price per share of the Common Stock as quoted in the New York Stock Exchange-Composite Transactions listing in The Wall Street Journal (or such other reliable publication as the Committee, in its discretion, may determine to rely upon) for the date as of which Fair Market Value is to be determined. If there are no sales on such date, then Fair Market Value shall be the closing price per share of the Common Stock as so quoted on the nearest date before the date as of which Fair Market Value is to be determined on which there are sales. If the Common Stock is not listed on the New York Stock Exchange on the date as of which Fair Market Value is to be determined, the Committee shall determine in good faith the Fair Market Value in whatever manner it considers appropriate. Fair Market Value shall be determined without regard to any restriction other than a restriction which, by its terms, will never lapse.

      (p) "Independent Director" means a member of the Board who is not an Employee.

      (q) "Incentive Stock Option" means an option to purchase Common Stock that is intended to qualify as an incentive stock option under Section 422 of the Code, or any successor provision thereto.

      (r) "Nonqualified Stock Option" means an option to purchase Common Stock that is not an Incentive Stock Option.

      (s) "Option" means an Incentive Stock Option or a Nonqualified Stock Option granted under Section 6 hereof.

      (t) "Participant" means any Eligible Person who holds an outstanding Award under the Plan.

      (u) "Phantom Stock" means an Award under Section 10 hereof entitling a Participant to a payment based on a measure of value expressed as a share of Common Stock. No stock certificates shall be issued with respect to such Phantom Stock Units, but AEP shall maintain a bookkeeping account in the name of the Participant to which the Phantom Stock Units shall relate.

      (v) "Plan" means the American Electric Power System 2000 Long-Term Incentive Plan as set forth herein, as it may be amended from time to time.

      (w) "Performance Award" means an Award made under Section 9 hereof entitling a Participant to a payment based on the Fair Market Value of Common Stock (a "Performance Share") or based on specified dollar units (a "Performance Unit") at the end of a performance period if certain conditions established by the Committee are satisfied.

      (x) "Restricted Stock" means an Award under Section 8 hereof entitling a Participant to shares of Common Stock that are nontransferable and subject to forfeiture until specific conditions established by the Committee are satisfied.

      (y) "Section 162(m)" means Section 162(m) of the Code and the Treasury Regulations thereunder.

      (z) "Section 162(m) Participant" means any Participant who, in the sole judgment of the Committee, could be treated as a "covered employee" under
      Section 162(m) at the time income may be recognized by such Participant in connection with an Award that is intended to qualify for exemption under
      Section 162(m).

      (aa) "Stock Appreciation Right" or "SAR" means an Award under Section 7 hereof entitling a Participant to receive an amount, representing the difference between the base price per share of the right and the Fair Market Value of a share of Common Stock on the date of exercise.

      (bb) "Subsidiary" means any corporation (other than AEP) in an unbroken chain of corporations beginning with AEP if, at the time of granting an Award, each of the corporations, other than the last corporation in the unbroken chain, owns stock possessing 50 percent or more of the total combined voting power of all classes of stock in one of the other corporations in such chain.

3.    SHARES OF COMMON STOCK SUBJECT TO THE PLAN

      3.1. Calculation of Number of Shares Available. Subject to the following provisions of this Section 3, the aggregate number of shares of Common Stock that may be issued pursuant to all Awards under the Plan is 9,500,000 shares of Common Stock.

      If any share of Common Stock that is the subject of an Award is not issued and ceases to be issuable for any reason, or is forfeited, cancelled or returned to AEP for failure to satisfy vesting requirements or upon the occurrence of other forfeiture events, such share of Common Stock will no longer be charged against the foregoing maximum share limitations and may again be made subject to Awards under the Plan pursuant to such limitations.

      3.2. Accounting for Awards. For purposes of this Section 3, if an Award is denominated in shares of Common Stock, the number of shares covered by such Award, or to which such Award relates, shall be counted on the Date of Grant of such Award against the aggregate number of shares available for granting Awards under the Plan; provided, however, that Awards that operate in tandem with (whether granted simultaneously with or at a different time from) other Awards may be counted or not counted under procedures adopted by the Committee in order to avoid double counting.

      3.3. Source of Shares of Common Stock Deliverable Under Awards. The shares of Common Stock to be delivered under the Plan may be authorized but unissued shares, reacquired shares, shares acquired on the open market specifically for distribution under the Plan, or any combination thereof.

      3.4. Adjustments. If there shall occur any recapitalization, reclassification, stock dividend, stock split, reverse stock split or other distribution with respect to the shares of Common Stock, or any similar corporate transaction or event in respect of the Common Stock such as the AEP-CSW Merger, then the Committee shall, in the manner and to the extent that it deems appropriate and equitable to the Participants and consistent with the terms of this Plan, cause a proportionate adjustment to be made in (a) the maximum numbers and kind of shares provided in Section 3.1 hereof, (b) the maximum numbers and kind of shares set forth in Sections 6.1, 7.1, 8.2 and 9.4 hereof, (c) the number and kind of shares of Common Stock, share units, or other rights subject to the then-outstanding Awards, (d) the price for each share or unit or other right subject to then outstanding Awards without change in the aggregate purchase price or value as to which such Awards remain exercisable or subject to restrictions, (e) the performance targets or goals appropriate to any outstanding Performance Awards (subject to such limitations as appropriate for Awards intended to qualify for exemption under Section 162(m)) or (f) any other terms of an Award that are affected by the event. Notwithstanding the foregoing, in the case of Incentive Stock Options, any such adjustments shall be made in a manner consistent with the requirements of Section 424(a) of the Code.

4.    ADMINISTRATION OF THE PLAN

      4.1. Committee Members. Except as provided in Section 4.4 hereof, the Committee will administer the Plan. The Committee may exercise such powers and authority as may be necessary or appropriate for the Committee to carry out its functions as described in the Plan. No member of the Committee will be liable for any action or determination made in good faith by the Committee with respect to the Plan or any Award under it.

      4.2. Discretionary Authority. Subject to the express limitations of the Plan, the Committee has authority in its discretion to determine the Eligible Persons to whom, and the time or times at which, Awards may be granted, the number of shares, units or other rights subject to each Award, the exercise, base or purchase price of an Award (if any), the time or times at which an Award will become vested, exercisable or payable, the performance criteria, performance goals and other conditions of an Award, and the duration of the Award. The Committee also has discretionary authority to interpret the Plan, to make all factual determinations under the Plan, and to determine the terms and provisions of the respective Award Agreements and to make all other determinations necessary or advisable for Plan administration. The Committee has authority to prescribe, amend, and rescind rules and regulations relating to the Plan. All interpretations, determinations, and actions by the Committee will be final, conclusive, and binding upon all parties.

      4.3. Changes to Awards. The Committee shall have the authority to effect, at any time and from time to time, with the consent of the affected Participants, (a) the cancellation of any or all outstanding Awards and the grant in substitution therefor of new Awards covering the same or different numbers of shares of Common Stock and having an exercise or base price which may be the same as or different than the exercise or base price of the cancelled Awards or (b) the amendment of the terms of any and all outstanding Awards; provided, however, that the Committee shall not have the authority to reduce the exercise or base price of an Award by amendment or cancellation and substitution of an existing Award without the approval of AEP's shareholders. The Committee may in its discretion accelerate the vesting or exercisability of an Award at any time or on the basis of any specified event.

      4.4. Delegation of Authority. As permitted by law, the Committee may delegate its authority as identified hereunder; provided, however, that the Committee may not delegate certain of its responsibilities hereunder if such delegation may jeopardize compliance with the "outside directors" provision of
Section 162(m).

      4.5 Awards to Independent Directors. The Independent Directors of the Board shall approve an Award to an Independent Director under the Plan. With respect to Awards to Independent Directors, all rights, powers and authorities vested in the Committee under the Plan shall instead be exercised by the Independent Directors of the Board, and all provisions of the Plan relating to the Committee shall be interpreted in a manner consistent with the foregoing by treating any such reference as a reference to the Independent Directors of the Board for such purpose.

5.    ELIGIBILITY AND AWARDS

      All Eligible Persons are eligible to be designated by the Committee to receive an Award under the Plan. The Committee has authority, in its sole discretion, to determine and designate from time to time those Eligible Persons who are to be granted Awards, the types of Awards to be granted and the number of shares or units subject to the Awards that are granted under the Plan. Each Award will be evidenced by an Award Agreement as described in Section 13 hereof between AEP and the Participant that shall include the terms and conditions consistent with the Plan as the Committee may determine.

6.    STOCK OPTIONS

      6.1. Grant of Option. An Option may be granted to any Eligible Person selected by the Committee; provided, however, that only Employees shall be eligible for Awards of Incentive Stock Options. Each Option shall be designated, at the discretion of the Committee, as an Incentive Stock Option or a Nonqualified Stock Option. The maximum number of shares of Common Stock that may be granted under Options to any one Participant during any three calendar year period shall be limited to 1,000,000 shares (subject to adjustment as provided in Section 3.4 hereof).

      6.2. Exercise Price. The exercise price of the Option shall be determined by the Committee; provided, however, that the exercise price per share of an Option shall not be less than 100 percent of the Fair Market Value per share of the Common Stock on the Date of Grant. Notwithstanding the foregoing, in the event that options are assumed in a transaction which would satisfy the conditions of Section 424 of the Code (whether or not such section would otherwise be applicable), the Committee may grant Options with an exercise price per share less than 100 percent of the Fair Market Value on the date of grant.

      6.3. Vesting; Term of Option. The Committee, in its sole discretion, shall prescribe in the Award Agreement the time or times at which, or the conditions upon which, an Option or portion thereof shall become vested and exercisable, and may accelerate the exercisability of any Option at any time.

      6.4. Option Exercise; Withholding. Subject to such terms and conditions as shall be specified in an Award Agreement, an Option may be exercised in whole or in part at any time during the term thereof by written notice to AEP together with payment of the aggregate exercise price therefor. Payment of the exercise price shall be made (a) in cash or by cash equivalent, (b) at the discretion of the Committee, in shares of Common Stock acceptable to the Committee, valued at the Fair Market Value of such shares on the date of exercise, (c) at the discretion of the Committee, by a delivery of a notice that the Participant has placed a market sell order (or similar instruction) with a third party with respect to shares of Common Stock then issuable upon exercise of the Option, and that the third party has been directed to pay a sufficient portion of the net proceeds of the sale to AEP in satisfaction of the Option exercise price or (d) at the discretion of the Committee, by a combination of the methods described above or such other method as may be approved by the Committee. In addition to and at the time of payment of the exercise price, the Participant shall pay to AEP the full amount of any and all applicable income tax and employment tax amounts required to be withheld in connection with such exercise, payable under one or more of the methods described above for the payment of the exercise price of the Options as may be approved by the Committee.

      6.5. Additional Rules for Incentive Stock Options. The terms of any Incentive Stock Option granted under the Plan shall comply in all respects with the provisions of Section 422 of the Code, or any successor provision thereto, and any regulations promulgated thereunder.

7.     STOCK APPRECIATION RIGHTS

      7.1. Grant of SARs. A Stock Appreciation Right granted to a Participant is an Award in the form of a right to receive, upon surrender of the right, but without other payment, an amount based on appreciation in the Fair Market Value of the Common Stock over a base price established for the Award, exercisable at such time or times and upon conditions as may be approved by the Committee. The maximum number of shares of Common Stock that may be subject to SARs granted to any one Participant during any three calendar year period shall be limited to 1,000,000 shares (subject to adjustment as provided in Section 3.4 hereof).

      7.2. Tandem SARs. A Stock Appreciation Right may be granted in connection with an Option, either at the time of grant or at any time thereafter during the term of the Option. An SAR granted in connection with an Option will entitle the holder, upon exercise, to surrender such Option or any portion thereof to the extent unexercised, with respect to the number of shares as to which such SAR is exercised, and to receive payment of an amount computed as described in Section
7.4 hereof. Such Option will, to the extent and when surrendered, cease to be exercisable. An SAR granted in connection with an Option hereunder will have a base price per share equal to the per share exercise price of the Option, will be exercisable at such time or times, and only to the extent, that a related Option is exercisable, and will expire no later than the related Option expires.

      7.3. Freestanding SARs. A Stock Appreciation Right may be granted without relationship to an Option and, in such case, will be exercisable as determined by the Committee. The base price of an SAR granted without relationship to an Option shall be determined by the Committee in its sole discretion; provided, however, that the base price per share of a freestanding SAR shall not be less than 100 percent of the Fair Market Value of the Common Stock on the Date of Grant.

      7.4. Payment of SARs. An SAR will entitle the holder, upon exercise of the SAR, to receive payment of an amount determined by multiplying: (i) the excess of the Fair Market Value of a share of Common Stock on the date of exercise of the SAR over the base price of such SAR, by (ii) the number of shares as to which such SAR will have been exercised. Payment of the amount determined under the foregoing may be made, in the discretion of the Committee, in cash, in Restricted Stock or shares of unrestricted Common Stock (both valued at their Fair Market Value on the date of exercise), or a combination thereof.

8.     RESTRICTED STOCK

      8.1. Grants of Restricted Stock. An Award of Restricted Stock to a Participant represents shares of Common Stock that are issued subject to such restrictions on transfer and other incidents of ownership and such forfeiture conditions as the Committee may determine. The Committee may, in connection with an Award of Restricted Stock, require the payment of a specified purchase price. The Committee may grant and designate Awards of Restricted Stock that are intended to qualify for exemption under Section 162(m), as well as Awards of Restricted Stock that are not intended to so qualify.

      8.2. Vesting Requirements. The restrictions imposed on an Award of Restricted Stock shall lapse in accordance with the vesting requirements specified by the Committee in the Award Agreement. Such vesting requirements may be based on the continued employment of the Participant with AEP or its Subsidiaries for a specified time period or periods, provided that any such restriction shall not be scheduled to lapse in its entirety earlier than the first anniversary of the Date of Grant. Such vesting requirements may also be based on the attainment of specified business goals or measures established by the Committee in its sole discretion. In the case of any Award of Restricted Stock that is intended to qualify for exemption under Section 162(m), the vesting requirements shall be limited to the performance criteria identified in
Section 9.3 below,  and the terms of the Award shall  otherwise  comply with the
Section 162(m) requirements described in Section 9.4 hereof; provided, however, that the maximum number of shares of Common Stock that may be subject to an Award of Restricted Stock granted to a Section 162(m) Participant during any one calendar year shall be separately limited to 200,000 shares (subject to adjustment as provided in Section 3.4 hereof).

      8.3. Restrictions. Shares of Restricted Stock may not be transferred, assigned or subject to any encumbrance, pledge or charge until all applicable restrictions are removed or expire or unless otherwise allowed by the Committee. The Committee may require the Participant to enter into an escrow agreement providing that the certificates representing Restricted Stock granted or sold pursuant to the Plan will remain in the physical custody of an escrow holder until all restrictions are removed or expire. Failure to satisfy any applicable restrictions shall result in the subject shares of Restricted Stock being forfeited and returned to AEP, with any purchase price paid by the Participant to be refunded, unless otherwise provided by the Committee. The Committee may require that certificates representing Restricted Stock granted under the Plan bear a legend making appropriate reference to the restrictions imposed.

      8.4.  Rights as Shareholder.  Subject to the foregoing  provisions of this
Section 8 and the applicable Award Agreement, the Participant will have all rights of a shareholder with respect to shares of Restricted Stock granted to the Participant, including the right to vote the shares and receive all dividends and other distributions paid or made with respect thereto, unless the Committee determines otherwise at the time the Restricted Stock is granted, as set forth in the Award Agreement.

      8.5. Section 83(b) Election. The Committee may provide in an Award Agreement that the Award of Restricted Stock is conditioned upon the Participant refraining from making an election with respect to the Award under Section 83(b) of the Code. Irrespective of whether an Award is so conditioned, if a Participant makes an election pursuant to Section 83(b) of the Code with respect to an Award of Restricted Stock, the Participant shall be required to promptly file a copy of such election with AEP.

9.     PERFORMANCE AWARDS

      9.1. Grant of Performance Awards. The Committee may grant Performance Awards under the Plan, which shall be represented by units denominated on the Date of Grant either in shares of Common Stock (Performance Shares) or in specified dollar amounts (Performance Units). The Committee may grant and designate Performance Awards that are intended to qualify for exemption under
Section  162(m),  as well as  Performance  Awards  that are not  intended  to so qualify. At the time a Performance Award is granted, the Committee shall determine, in its sole discretion, one or more performance periods and performance goals to be achieved during the applicable performance periods, as well as such other restrictions and conditions as the Committee deems appropriate. In the case of Performance Units, the Committee shall also determine a target unit value or a range of unit values for each Award. The performance goals applicable to a Performance Award grant may be subject to such later revisions as the Committee shall deem appropriate to reflect significant unforeseen events such as changes in law, accounting practices or unusual or nonrecurring items or occurrences. Any such adjustments shall be subject to such limitations as the Committee deems appropriate in the case of a Performance Award granted to a Section 162(m) Participant that is intended to qualify for exemption under Section 162(m).

      9.2. Payment of Performance Awards. At the end of the performance period, the Committee shall determine the extent to which performance goals have been attained or a degree of achievement between minimum and maximum levels in order to establish the level of payment to be made, if any. The Committee shall determine if payment is to be made in cash, Restricted Stock, shares of unrestricted Common Stock, Options or Phantom Stock, or a combination thereof. For any cash conversion to or from Performance Shares or Units, Phantom Stock units or shares of Common Stock, payment shall be calculated on the basis of the average of the Fair Market Value of the Common Stock for the last 20 trading days prior to the payment date.

      9.3. Performance Criteria. The performance criteria upon which the payment or vesting of a Performance Award intended to qualify for exemption under
Section 162(m) may be based shall be limited to the following business measures, which may be applied with respect to AEP, any Subsidiary or any business unit, and which may be measured on an absolute or relative-to-peer-group basis: (a) financial, such as total shareholder return and earnings per share, (b) operational, such as power generation efficiency, productivity and safety, and
(c) strategic, such as entering new markets and product line introductions. In any event, the Committee may, at its discretion, reduce the number of Performance Awards earned by any Participant for a performance period. In the case of Performance Awards that are not intended to qualify for exemption under
Section 162(m), the Committee shall designate performance criteria from among the foregoing or such other business criteria as it shall determine in its sole discretion.

      9.4. Section 162(m) Requirements. In the case of a Performance Award granted to a Section 162(m) Participant that is intended to comply with the requirements for exemption under Section 162(m), the Committee shall make all determinations necessary to establish a Performance Award within 90 days of the beginning of the performance period (or such other time period required under Section 162(m)), including, without limitation, the designation of the Section 162(m) Participants to whom Performance Awards are made, the performance criteria or criterion applicable to the Award and the performance goals that relate to such criteria, and the dollar amounts or number of shares of Common Stock or Phantom Stock units payable upon achieving the applicable performance goals. As and to the extent required by Section 162(m), the terms of a Performance Award granted to a Section 162(m) Participant must state, in terms of an objective formula or standard, the method of computing the amount of compensation payable to the Section 162(m) Participant, and must preclude discretion to increase the amount of compensation payable that would otherwise be due under the terms of the Award. The maximum amount of compensation that may be payable to a Section 162(m) Participant during any one calendar year under a Performance Unit Award shall be $5,000,000. The maximum number of Performance Share units that may be earned by a Section 162(m) Participant during any one calendar year shall be 200,000 (subject to adjustment as provided in Section 3.4 hereof).

10.   PHANTOM STOCK

      10.1. Grant of Phantom Stock. Phantom Stock is an Award to a Participant of a number of hypothetical share units with respect to shares of Common Stock, with an initial value based on the average of the Fair Market Value of the Common Stock for the last 20 trading days prior to the Date of Grant. Phantom Stock shall be subject to such restrictions and conditions as the Committee shall determine. Sections 8.1 and 8.2 shall apply to Awards of Phantom Stock units in similar manner as they apply to shares of Restricted Stock, as interpreted by the Committee, with the limitation in Section 8.2 on the number of shares of Restricted Stock which may be granted applicable separately to Phantom Stock units. An Award of Phantom Stock may be granted, at the discretion of the Committee, together with an Award of Dividend Equivalent rights for the same number of shares covered thereby.

      10.2. Payment of Phantom Stock. Upon the vesting date applicable to Phantom Stock granted to a Participant, an amount equal to one share of Common Stock upon such date shall be paid with respect to such Phantom Stock unit granted to the Participant. Payment may be made, at the discretion of the Committee, in cash, Restricted Stock, shares of unrestricted Common Stock, Options, or a combination thereof. Cash payments of Phantom Stock units shall be calculated on the basis of the average of the Fair Market Value of the Common Stock for the last 20 trading days prior to the payment date.

11.   DIVIDEND EQUIVALENTS

      A Dividend Equivalent granted to a Participant is an Award in the form of a right to receive cash, shares of Common Stock, or other property equal in value to dividends paid with respect to a specific number of shares of Common
Stock. Dividend Equivalents may be awarded on a free-standing basis or in connection with another Award, and may be paid currently or on a deferred basis. The Committee may provide at the Date of Grant or thereafter that the Dividend Equivalent shall be paid or distributed when accrued or shall be deemed to have been reinvested in additional shares of Common Stock or such other investment vehicles as the Committee may specify; provided, however, that Dividend Equivalents (other than free-standing Dividend Equivalents) shall be subject to all conditions and restrictions of the underlying Awards to which they relate.

12.   CHANGE IN CONTROL

      12.1. Effect of Change in Control. The Committee may, in an Award Agreement, provide for the effect of a Change in Control on an Award. Such provisions may include any one or more of the following: (a) the acceleration or extension of time periods for purposes of exercising, vesting in, or realizing gain from any Award, (b) the waiver or modification of performance or other conditions related to the payment or other rights under an Award; (c) provision for the cash settlement of an Award for an equivalent cash value, as determined by the Committee, or (d) such other modification or adjustment to an Award as the Committee deems appropriate to maintain and protect the rights and interests of Participants upon or following a Change in Control.

      12.2. Definition of Change in Control. For purposes hereof, a "Change in Control" shall be deemed to have occurred if:

      (a) any "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934 ("Exchange Act")), other than any company owned, directly or indirectly, by the shareholders of AEP in substantially the same proportions as their ownership of shares of Common Stock or a trustee or other fiduciary holding securities under an employee benefit plan of AEP, becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of more than 25 percent of the then outstanding voting stock of AEP;

      (b) during any period of two consecutive years, individuals who at the beginning of such period constitute the Board, together with any new directors (other than a director nominated by a person (i) who has entered into an agreement with AEP to effect a transaction described in Section 12.2(a), (c) or (d) hereof or (ii) who publicly announces an intention to take or consider taking actions (including, but not limited to, an actual or threatened proxy contest) which if consummated would constitute a Change in Control) whose election or nomination for election was approved by a vote of at least two-thirds of the directors then still in office who were either directors at the beginning of the period or whose election or nomination for election was previously so approved, cease for any reason (except for death, disability or voluntary retirement) to constitute at least a majority of the Board;

      (c) AEP consummates a merger or consolidation with any other entity, other than a merger or consolidation which would result in the voting securities of AEP outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) at least 50 percent of the total voting power represented by the voting securities of AEP or such surviving entity outstanding immediately after such merger or consolidation; or

      (d) the shareholders of AEP approve a plan of complete liquidation of AEP, or an agreement for the sale or disposition by AEP (in one transaction or a series of transactions) of all or substantially all of AEP's assets.

      Notwithstanding the foregoing, a Change in Control shall not be deemed to occur as a result of the AEP-CSW Merger, nor thereafter as a result of any event in (a) or (c) above, if directors who were members of the Board prior to such event continue to constitute a majority of the Board after such event.

13.   AWARD AGREEMENTS

      13.1. Form of Agreement. Each Award under this Plan shall be evidenced by an Award Agreement in a form approved by the Committee setting forth the number of shares of Common Stock, units or other rights (as applicable) subject to the Award, the exercise, base or purchase price (if any) of the Award, the time or times at which an Award will become vested, exercisable or payable, the duration of the Award and, in the case of Performance Awards, the applicable performance criteria and goals. The Award Agreement shall also set forth other material terms and conditions applicable to the Award as determined by the Committee consistent with the limitations of this Plan. Award Agreements evidencing Awards intended to qualify for exemption under Section 162(m) may be designated as such and shall contain such terms and conditions as may be necessary to meet the applicable requirements of Section 162(m). Award Agreements evidencing Incentive Stock Options shall contain such terms and conditions as may be necessary to meet the applicable provisions of Section 422 of the Code.

      13.2. Contract Rights; Amendment. Any obligation of AEP to any Participant with respect to an Award shall be based solely upon contractual obligations created by an Award Agreement. No Award shall be enforceable until the Award Agreement has been signed on behalf of AEP by its authorized representative and signed by the Participant and returned to AEP. By executing the Award Agreement, a Participant shall be deemed to have accepted and consented to the terms of this Plan and any action taken in good faith under this Plan by and within the discretion of the Committee, the Board or their delegates. Award Agreements covering outstanding Awards may be amended or modified by the Committee in any manner that may be permitted for the grant of Awards under the Plan, subject to the consent of the Participant to the extent provided in the Award Agreement.

14.   GENERAL PROVISIONS

      14.1. Limits on Transfer of Awards; Beneficiaries. Solely to the extent permitted by the Committee in an Award Agreement and subject to such terms and conditions as the Committee shall specify, Awards shall be nontransferable otherwise than as designated by the Participant by will or by the laws of descent and distribution and, during the lifetime of a Participant, Awards shall be exercised only by such Participant or by his guardian or legal representative. Notwithstanding the foregoing, the Committee may provide in the terms of an Award Agreement that the Participant shall have the right to designate a beneficiary or beneficiaries who shall be entitled to any rights, payments or other benefits specified under an Award Agreement following the Participant's death.

      14.2. Deferrals of Payment. The Committee may permit a Participant to defer the receipt of payment of cash or delivery of shares of Common Stock that would otherwise be due to the Participant by virtue of the exercise of a right or the satisfaction of vesting or other conditions with respect to an Award. If any such deferral is to be permitted by the Committee, the Committee shall establish the rules and procedures relating to such deferral, including, without limitation, the period of time in advance of payment when an election to defer may be made, the time period of the deferral and the events that would result in payment of the deferred amount, the interest or other earnings attributable to the deferral and the method of funding, if any, attributable to the deferred amount.

      14.3. Rights as Shareholder. A Participant shall have no rights as a holder of Common Stock with respect to any unissued securities covered by an Award until the date the Participant becomes the holder of record of these securities. Except as provided in Section 3.4 hereof, no adjustment or other provision shall be made for dividends or other shareholder rights, except to the extent that the Award Agreement provides for Dividend Equivalents, dividend payments or similar economic benefits.

      14.4. Employment or Service. Nothing in the Plan, in the grant of any Award or in any Award Agreement shall confer upon any Eligible Person the right to continue in the capacity in which he is employed by or otherwise serves AEP or any Subsidiary.

      14.5. Securities Laws. No shares of Common Stock will be issued or transferred pursuant to an Award unless and until all then applicable requirements imposed by federal and state securities and other laws, rules and regulations and by any regulatory agencies having jurisdiction, and by any stock exchanges upon which the Common Stock may be listed, have been fully met. As a condition precedent to the issuance of shares pursuant to the grant or exercise of an Award, AEP may require the Participant to take any reasonable action to meet such requirements. The Committee may impose such conditions on any shares of Common Stock issuable under the Plan as it may deem advisable, including, without limitation, restrictions under the Securities Act of 1933, as amended, under the requirements of any stock exchange upon which such shares of the same class are then listed, and under any blue sky or other securities laws applicable to such shares.

      14.6. Tax Withholding. The Participant shall be responsible for payment of any taxes or similar charges required by law to be withheld from an Award or an amount paid in satisfaction of an Award, which shall be paid by the Participant on or prior to the payment or other event that results in taxable income in respect of an Award. The Award Agreement shall specify the manner in which the withholding obligation shall be satisfied with respect to the particular type of Award.

      14.7. Unfunded Plan. The adoption of this Plan and any setting aside of cash amounts or shares of Common Stock by AEP with which to discharge its obligations hereunder shall not be deemed to create a trust or other funded arrangement. The benefits provided under this Plan shall be a general, unsecured obligation of AEP payable solely from the general assets of AEP, and neither a Participant nor the Participant's permitted transferees or estate shall have any interest in any assets of AEP by virtue of this Plan, except as a general unsecured creditor of AEP. Notwithstanding the foregoing, AEP shall have the right to implement or set aside funds in a grantor trust subject to the claims of AEP's creditors to discharge its obligations under the Plan.

      14.8. Other Compensation and Benefit Plans. The adoption of the Plan shall not affect any other stock incentive or other compensation plans in effect for AEP or any Subsidiary, nor shall the Plan preclude AEP from establishing any other forms of stock incentive or other compensation for employees of AEP or any Subsidiary. The amount of any compensation deemed to be received by Participant pursuant to an Award shall not constitute compensation with respect to which any other employee benefits of such Participant are determined, including, without limitation, benefits under any bonus, pension, profit sharing, life insurance or salary continuation plan, except as otherwise specifically provided by the terms of such plan.

      14.9. Plan Binding on Successors. The Plan shall be binding upon AEP, its successors and assigns, and the Participant, his executor, administrator and permitted transferees and beneficiaries.

      14.10. Construction and Interpretation. Whenever used herein, nouns in the singular shall include the plural, and the masculine pronoun shall include the feminine gender. Headings of Sections hereof are inserted for convenience and reference and constitute no part of the Plan.

      14.11. Severability. If any provision of the Plan or any Award Agreement shall be determined to be illegal or unenforceable by any court of law in any jurisdiction, the remaining provisions hereof and thereof shall be severable and enforceable in accordance with their terms, and all provisions shall remain enforceable in any other jurisdiction.

      14.12. Governing Law. The laws of the State of Ohio shall govern the validity and construction of this Plan and of the Award Agreements, without giving effect to principles relating to conflict of laws, except to the extent that such laws may be preempted by Federal law.

15.    EFFECTIVE DATE, TERMINATION AND AMENDMENT

      15.1. Effective Date; Shareholder Approval. Subject to approval by the Securities and Exchange Commission, the Effective Date of the Plan shall be the date following adoption of the Plan by the Board on which the Plan is approved by the shareholders of AEP. Grants of Awards under the Plan may be made prior to the Effective Date (but after adoption of the Plan by the Board), subject to approval of the Plan by the Securities and Exchange Commission and the shareholders. At the sole discretion of the Board, in order to comply with the requirements of Section 162(m) for certain types of Awards under the Plan, the performance criteria set forth in Section 9.3 shall be reapproved by the shareholders no later than the first shareholder meeting that occurs in the fifth calendar year following the calendar year of the initial shareholder approval of such performance criteria.

      15.2. Termination. The Plan shall remain in effect until terminated by action of the Board; provided, however, that no Incentive Stock Option may be granted hereunder after the tenth anniversary of the date the Plan is adopted by the Board. Notwithstanding the foregoing, no termination of the Plan shall in any manner affect any Award theretofore granted without the consent of the Participant or the permitted transferee of the Award.

      15.3. Amendment. The Board may at any time and from time to time and in any respect, amend or modify the Plan; provided, however, that no amendment or modification of the Plan shall be effective without the consent of AEP's shareholders that would (a) increase the number of shares of Common Stock reserved for issuance or (b) allow the grant of Options at an exercise price below Fair Market Value (except as otherwise permitted by Section 6.2), or allow the repricing of Options without AEP shareholder approval. In addition, the Board may seek the approval of any amendment or modification by AEP's shareholders to the extent it deems necessary or advisable in its sole discretion for purposes of compliance with Section 162(m) or Section 422 of the Code, the listing requirements of the New York Stock Exchange or for any other purpose. No amendment or modification of the Plan shall in any manner affect any Award theretofore granted without the consent of the Participant or the permitted transferee of the Award.


          ---------------------------------------------------

                                                  EXHIBIT F

(614) 223-1628


February 3, 2000


Securities and Exchange Commission
Office of Public Utility Regulation
450 Fifth Street, N.W.
Washington, D.C.  20549-1004

RE:   American Electric Power Company, Inc.

Ladies and Gentlemen:

I am acting as counsel to American Electric Power Company, Inc. (the "Company") in connection with a Declaration on Form U-1 of the Company (the "Declaration") under the Public Utility Holding Company Act of 1935. In the Declaration, the Company states that it proposes to solicit proxies, to be voted at the Annual Meeting of Shareholders of the Company to be held on April 26, 2000, with respect to the election of directors, approval of auditors, and a proposal to authorize approval of the American Electric Power System 2000 Long-Term Incentive Plan ("2000 Plan") (the "Proposal").

In this connection, I have examined the Charter and By-Laws of the Company and the 2000 Plan and have made such other investigations as I deemed necessary. Based on the foregoing, it is my opinion that:

      1. The Company is a corporation validly organized and duly existing under the laws of the State of New York; and

      2. In the event that the Proposal is effected in accordance with the Declaration, and subject to the Proposal having been duly approved by an affirmative vote by holders of a majority of the outstanding shares of Common Stock of the Company entitled to vote at the Annual Meeting,
           (a) all state laws applicable to the proposed transaction will have been complied with, (b) the consummation of the proposed transaction will not violate the legal rights of the holders of any securities issued by the Company or any associate company thereof, (c) shares of Common Stock issued and sold by the Company pursuant to the 2000 Plan will be validly issued, full paid and nonassessable, and the holders thereof will be entitled to the rights and privileges appertaining thereto set forth in the Charter and (d) the Company will legally acquire any shares of its Common Stock necessary for the operation of the 2000 Plan.

I consent to this opinion being filed as an exhibit to the Declaration.

Very truly yours,

s\Thomas S. Ashford

Thomas S. Ashford

                                                                      EXHIBIT H
                        UNITED STATES OF AMERICA
                               BEFORE THE
                   SECURITIES AND EXCHANGE COMMISSION


PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
Release No. ______ / _______________ ___, 2000

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                                               :
In the Matter of                               :
                                               :
AMERICAN ELECTRIC POWER COMPANY, INC.          :
1 Riverside Plaza                              :
Columbus, Ohio  43215                          :
                                               :
(70-______)                                    :
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NOTICE OF PROPOSAL TO ISSUE AND SELL COMMON  STOCK  PURSUANT TO PROPOSED
AEP 2000 LONG-TERM INCENTIVE PLAN; ORDER AUTHORIZING PROXY SOLICITATION

American Electric Power Company, Inc. ("AEP"), a registered holding company, has filed an application-declaration with this Commission pursuant to Sections 6(a), 7, 9(a), 10, 12(c) and 12(e) of the Public Utility Holding Company Act of 1935 (the "Act") and Rules 23, 42, 54, 62 and 65 under the Act.

AEP seeks authorization to distribute securities under the American Electric Power System 2000 Long-Term Incentive Plan (the"2000 Plan"), including up to 9,500,000 shares of AEP common stock, $6.50 par value per share (the "Common Stock").

The 2000 Plan will allow the grant of incentive awards to employees of the AEP System and to nonemployee members of the Board of Directors. The 2000 Plan provides for the grant of stock options, including incentive stock options and nonqualified stock options, as well as stock appreciation rights, restricted stock, performance awards, phantom stock and dividend equivalents. The Human Resources Committee expects to consider approximately 250 employees for participation in the 2000 Plan.

The shares to be delivered under the 2000 Plan will be made available from authorized but unissued shares and/or shares reacquired by AEP.

The affirmative vote of holders of a majority of the shares of Common Stock outstanding on March 7, 2000 is required to authorize approval of the 2000 Plan. AEP intends to submit the proposal to its shareholders for their approval at the annual meeting of shareholders to be held on April 26, 2000. In connection therewith, AEP proposes to solicit proxies from the holders of its outstanding Common Stock to be voted at the meeting. AEP further requests that the effectiveness of its declaration with respect to the solicitation be accelerated as provided in Rule 62.

The proposal and any amendments thereto are available for public inspection through the Commission's Office of Public Reference. Interested persons wishing to comment or request a hearing should submit their views in writing by February ___, 2000, to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549, and serve a copy on the applicant at the address specified above. Proof of service (by affidavit or, in the case of an attorney at law, by certificate) should be filed with the request. Any request for a hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in this matter. After said date, the proposal, as filed or as amended, may be authorized.

It appearing to the Commission that AEP's declaration regarding the proposed solicitation of proxies should be permitted to become effective forthwith pursuant to Rule 62:

IT IS ORDERED, that the declaration regarding the proposed solicitation of proxies be, and it hereby is, permitted to become effective forthwith pursuant to Rule 62 and subject to the terms and conditions prescribed in Rule 24 under the Act.

For the Commission, by the Office of Public Utility Regulation, pursuant to delegated authority.